SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


Date: December 10, 2001


                                   GETGO INC.
                                   ----------
                               (Registrant's name)

               Blk 8, 8/F Prosperity Centre 77 Container Port Road
                            Kwai Chung, NT Hong Kong
                            ------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

                     Form 20-F  [X]           Form 40-F [ ]


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes  [ ]                 No  [ ]

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Getgo Inc. (Registration No. 333-____)

Financial Statements.
---------------------

     For financial information, please see the financial statements and the notes thereto, attached hereto and incorporated herein by this reference.

     The financial statements have been prepared by Getgo, Inc. and subsidiaries without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 2000, included in the Company's Form 20-F.

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

                                  Getgo, Inc. and Subsidiaries
                                         Balance Sheets


                                                                   (Unaudited)
                        ASSETS                                     September 30,   December 31,
                        ------                                         2001            2000
                                                                   ------------    ------------
Current assets:
  Cash and cash equivalents                                        $  1,092,115    $  2,571,647
  Accounts receivable                                                   724,603       1,374,831
  Accounts receivable - other                                           158,507          98,167
  Inventory                                                           1,082,461       1,700,624
Costs in excess of billings on construction contracts                     2,800           2,800
Prepaid expenses                                                         46,592          56,764
                                                                   ------------    ------------
      Total current assets                                            3,107,078       5,804,833


Property and equipment, at cost, net of accumulated depreciation        300,330         329,407

Patents, trademarks and other intangibles, net of
 accumulated amortization                                               371,094         400,194


Investments in Golf Club memberships, at cost                           396,846         396,846
Deferred registration expenses                                           30,000            --
Deposits                                                                  3,400            --
                                                                   ------------    ------------
                                                                   $  4,208,748    $  6,931,280
                                                                   ============    ============

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Current liabilities:
Short-term borrowings                                                 1,486,292       3,183,890
Current portion of obligation under capital lease                         1,060           1,115
Accounts payable and accrued expenses                                 1,728,316       1,198,213
other                                                                    32,385         318,515
Amount due officers, directors and a former director                    190,145         161,374
Income taxes payable                                                       --            33,334
                                                                   ------------    ------------
      Total current liabilities                                       3,438,198       4,896,441

Obligation under capital lease                                           26,177           3,904

Convertible promissory note                                             100,000

Stockholders' equity:
Preferred stock, $1.00 par value, authorized 5,000,000 shares;
none issued or outstanding
 Common stock, $.01 par value,
  100,000,000 shares authorized, 11,123,947 and
   10,422,947 shares issued and outstanding                             113,128         104,229
 Additional paid-in capital                                          10,947,778      10,643,192
 Accumulated deficit                                                (10,379,188)     (8,679,142)
Accumulated other comprehensive loss                                    (37,344)        (37,344)
                                                                   ------------    ------------
                                                                        644,373       2,030,935
                                                                   ------------    ------------
                                                                   $  4,208,748    $  6,931,280
                                                                   ============    ============


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


                          Getgo, Inc. and Subsidiaries
                            Statements of Operations
                         Nine Months Ended September 30,
                                    Unaudited

                                                       2001            2000
                                                   ------------    ------------

Sales, net                                         $  4,154,640    $ 10,495,678
Cost of sales                                         3,494,531       9,031,895
                                                   ------------    ------------
Gross profit                                            660,109       1,463,783

Selling, general and administrative expenses          2,421,783       3,511,428
                                                   ------------    ------------
Income (loss) from operations                        (1,761,674)     (2,047,644)

Other income and (expense):
Interest expense                                       (215,758)       (272,423)
Interest income                                            --            99,251
Other income and (expense):                             277,386         541,728
                                                   ------------    ------------
                                                         61,628         368,556

Income (loss) before income taxes                    (1,700,046)     (1,679,089)
Provision for income taxes                                 --              --
                                                   ------------    ------------

Net income (loss)                                  $ (1,700,046)   $ (1,679,089)
                                                   ============    ============



Basic  (loss) per share:                           $      (0.16)   $      (0.17)
                                                   ============    ============

 Weighted average shares outstanding                 10,704,241       9,967,224
                                                   ============    ============



                          Getgo, Inc. and Subsidiaries
                            Statements of Cash Flows
                         Nine Months Ended September 30,
                                    Unaudited
                                                                                   2001                      2000
                                                                                   ----                      ----

Net income (loss)                                       $(1,700,046)   $(1,679,089)

  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and amortization                             73,335         69,708
Issuance of stock to consultants and nonemployees           163,500      1,051,647
Decrease in 'Investments in Golf Club memberships              --           93,435
Changes in assets and liabilities:
    (Increase) decrease in accounts receivable              589,887       (400,024)
    (Increase) decrease in inventory                        618,163       (480,592)
    (Increase) decrease in other assets                      10,172         85,454
    Increase (decrease) in notes payable                 (1,697,654)    (1,696,466)
    Increase (decrease) in accounts payable                 243,973        477,465
    Increase (decrease) in due directors and officers        28,771        (92,508)
    Increase (decrease) in accrued taxes payable            (33,336)          --
                                                        -----------    -----------
       Total adjustments                                     (3,188)      (891,881)
                                                        -----------    -----------

  Net cash provided by (used in)
   operating activities                                  (1,703,233)    (2,570,970)
                                                        -----------    -----------

Cash flows from investing activities:
Increase in other assets                                    (33,400)          --
   Acquisition of property and equipment                    (15,158)       (40,903)
                                                        -----------    -----------
Net cash (used in) investing activities                     (48,558)       (40,903)
                                                        -----------    -----------


Cash flows from financing activities:
Proceeds from issuance of common stock                      149,986      1,400,420
Issuance of convertible debenture                           100,000           --
Increase in long term debt                                   22,273        (29,417)
                                                        -----------    -----------
  Net cash (used in)
   financing activities                                     272,259      1,371,003
                                                        -----------    -----------

Increase (decrease) in cash                              (1,479,532)    (1,240,870)
Cash and cash equivalents,
 beginning of period                                      2,571,647    $ 4,235,989
                                                        -----------    -----------

Cash and cash equivalents,
 end of period                                          $ 1,092,115    $ 2,995,119
                                                        ===========    ===========



                                       5

                          Getgo, Inc. and Subsidiaries
                          Notes to Financial Statements


1.   Basis of Presentation
     In the opinion of management, all adjustments, consisting of normal recurring accruals, have been made that are necessary for a fair presentation of the financial position of the Company at September 30, 2001 and December 31, 2000 and the results of operations and the statements of cash flow for the nine month periods ended September 30, 2001 and 2000 These results are not necessarily indicative of the expected annual results. For a more complete understanding of the Company's operations and financial position, reference is made to the financial statements of the Company and related notes thereto, filed with the Company's annual report on Form 20-F the year ended December 31, 2000, previously filed with the U.S. Securities and Exchange Commission.

Management's analysis of operations September 30, 2001 compared to 2000

          The Company's semiconductor distribution business continued to feel the impact of the downturn in the economy and in particular, the semiconductor business with too much production capacity in 2000. The oversupply of manufacturing capacity kept average selling prices low and eroded revenue growth. During 2001 the revenues decreased $6,300,000 (60%) with a corresponding decrease in cost of sales of $5,500,000 (61%). Gross profit while declining to $660,000 versus $1,400,000 in 2000; the gross profit ratio improved from 13.95% in 2000 to 15.89% in 2001.

          General and administrative expenses decreased by $1,089,000 in 2001 compared to 2000 and the significant items comprising the change is summarized as follows

                                                           Increase
                                                          (Decrease)
                                                         ------------
             Transportation                               (131,000.00)
             Research & Development                       (165,000.00)
             Commissions and consulting                   (169,000.00)
             Costs associated with stock options          (888,000.00)
             Foreign Exchange Currency Fluctuations        126,000.00
             Compensation                                  150,000.00
             Other                                         (12,000.00)
                                                         ------------
                                                        (1,089,000.00)
                                                         ============


     Interest expense decreased by $56,000 due to decreased borrowing and the decline in interest rates.

     Interest income decreased by $49,000 because of a decrease in invested funds

     The decrease in other income of $314,000 arose because of the general decline in economic activity.


Liquidity and Capital Resources

     The Company has decreased its use of cash by operating activities in 2001 compared to 2000 by $868,000. Such decrease is attributable to the decline in revenues associated with the economic downturn previously discussed. In the 2001 period, the Company raised $250,000 in debt and equity private placements compared with $1,400,000 in the prior period. The decrease financing activities is associated with the downturn in the semiconductor business and the overall decline in economic activity during the current year. The Company has current assets of $3,100,000 and current liabilities of $3,400,000 with a negative working capital position of $300,000.

     For more information on the Company, please go to http://www.getgocorp.com or contact: Kristen Elizabeth Johnston, 818-475-1509.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GETGO INC.



Date:  December 10, 2001                 By: /s/ HENRY F. SCHLUETER
                                         --------------------------
                                         Henry F. Schlueter, Assistant Secretary






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